

November 8, 2012

Via E-mail
Keith Macdonald
Chief Executive Officer
EFL Overseas, Inc.
333 N. Sam Houston Parkway East
Suite 600
Houston, TX 77060

    Re: **EFL Overseas, Inc.**
                Amendment No. 1 to Preliminary Information Statement
                on Schedule 14A
                Filed October 30, 2012
                File No. 000-54328

Dear Mr. Macdonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal to Amend the Company's Articles of Incorporation…, page 5

Common Stock, page 5

1. Please provide disclosure regarding the potential negative effects of the proposed increased authorization on common stock, including dilution, decreased voting power and anti-takeover effects.

2. We note your disclosure, on page 6, that you will need to sell shares of your common stock to fund your capital requirements relating to your interest in the Kotaneelee Gas Project, including the absorption of liabilities and year one exploration. Please revise to disclose the aggregate amount of these capital requirements that relate to your obligations under your agreement with Nahanni, including all potential indemnification obligation and assumed

liabilities. In addition, please discuss whether you estimate that you would be able to fund your obligations pursuant to the Nahanni agreement if shareholders did not approve an increase in your authorized common and preferred stock.

3. We note your response to comment 4 of our letter dated August 22, 2012 that the acquisition of "oil and gas properties from Nahanni with meet the significant subsidiary test" and that you intend to provide appropriate financial statements. We also note, as discussed above, your disclosure that you are proposing to increase your authorized common stock to "permit the company to raise the capital it may need" to fund its obligations related to the Kotaneelee Gas Project, including the Nahanni acquisition. Please provide us your analysis of the whether the company is required to provide the information required by Item 14 of Schedule 14A. See Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director